Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish offers world’s deepest liquidity for BTC/USD

By Mark Woods, Head of Product

We recently introduced range-bound liquidity pools for the BTC/USD trading pair on our exchange. Since releasing this upgrade, we’ve seen some exciting results. Bullish now offers the deepest liquidity for the BTC/USD market, deeper than any other exchange in the world.

The figure above is based on an internal study using publicly available Coinbase & Binance data over a two-month period ending on May 8th, 2022. Using Coinbase’s BTC/USD market and Binance’s BTC/USDT market, the data is inclusive of Bullish following the release of the BTC/USD range-bound liquidity pool.

The figure above is based on an internal study using publicly available Coinbase & Binance data over a two-month period ending on May 8th, 2022. Using Coinbase’s BTC/USD market and Binance’s BTC/USDT market, the data is inclusive of Bullish following the release of the BTC/USD range-bound liquidity pool.

Record volumes at a record pace

There’s more. Just one week after launching our BTC/USD range-bound liquidity pool, we saw record 24-hour trading volumes of almost $2 billion, making Bullish a top five exchange in the world by volume for the BTC/USD market.

24-hr volume record

BTC/USD standard liquidity pool	BTC/USD range-bound liquidity pool
$396.4M	$1.905B

Based on daily volumes, Bullish is one of the fastest growing cryptocurrency exchanges, leapfrogging several of our more established peers.

Why does liquidity matter?

The primary determinant of an exchange’s success is the liquidity of its markets. Greater liquidity means more bids and offers generated around the current market price—increasing stability, reducing volatility, and delivering best pricing to traders. And it’s now clear that the deepest, most liquid BTC/USD market lives on Bullish. This means institutional customers with a best execution mandate can use Bullish confidently—trading at scale, with better pricing and lower risk, all within a regulated market environment.

Bullish is the best venue for institutional orders

Trade Size (BTC)	Bullish Slippage	Binance Slippage	Coinbase Slippage
50	0.05%	0.06%	0.14%
100	0.10%	0.14%	0.26%
150	0.15%	0.24%	0.35%
200	0.20%	0.34%	0.45%

The figures above are exclusive of additional expected fees such as exchange commissions and bid/offer spread, assuming a $30,000 BTC price.

Finally, this change is enhancing the ability for our customers to earn. Simply put, more liquidity = more trading volume. And more trading volume = higher yield for Bullish Liquidity Pool participants.

What’s next?

As we focus our attention on maximizing market depth for traders and capital efficiency for liquidity pool participants, we will begin rolling out range-bound liquidity pools across other markets. And in the coming months, we’ll continue innovating on our liquidity pool technology to create increasingly efficient and customizable liquidity pools.

Stay tuned. This is just the beginning.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4, as amended (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of FPAC, and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus included in the Registration Statement, as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.